Exhibit 1

Cyren Cloud Security Recognized in Cyber Defense Magazine’s Annual Awards

McLean, VA – April 18, 2018 – Cyren (NASDAQ: CYRN) announced today it received Cyber Defense Magazine’s top honor in the sixth annual CDM InfoSec Awards. Cyren Cloud Security, the company’s integrated internet security platform, was recognized as a winner in the SaaS/Cloud Security category.

Purpose-built for the cloud, Cyren is an internet security company that is successfully stopping cyber threats on the web and in email faster and better than traditional security vendors. Cyren’s solutions are architected around the fundamental belief that security is a race against time – and, as cyber threats become more sophisticated, our cloud security solutions deliver the speed, scale and automation needed to detect and block threats as they emerge on the internet. Cyren Cloud Security is a SaaS security platform for enterprises to protect their employees, data and IP, featuring capabilities that include web security, email security, DNS security and cloud sandboxing.

“It is an honor to be recognized by Cyber Defense Magazine,” said Dan Maier, vice president of marketing at Cyren. “We take great pride in our 100% cloud security innovations and our ability to deliver the fastest, most sophisticated detection and protection at scale. But our success ultimately comes from protecting our customers – enterprises of all sizes continually praise our ability to stop dangerous threats, including phishing and ransomware attacks, before they reach users. This award is a testament to their success.”

Services on the Cyren Cloud Security platform may be licensed individually or purchased as a suite. The platform services are quick to deploy, require minimal set-up, and have no hardware to install or maintain.

•	Cyren Web Security – provides a quick-to-deploy, easy-to-manage SaaS secure web security gateway product for business. Multi-layered cloud defenses protect users from advanced malware, ransomware, and phishing wherever they are, and on whatever device they may be using, while a powerful policy and reporting engine provides superior visibility and control of web usage.

•	Cyren Email Security – a cloud-based secure email gateway that filters an organization’s inbound and outbound email to protect users from spam, malware and phishing, and ensuring uninterrupted email communications. It includes the full integration of cloud-based sandboxing as an additional layer of inline, real-time email threat protection. It also includes “time-of-click” protection and enhanced zero-day threat intelligence with completely integrated email archiving and e-discovery.

•	Cyren DNS Security – keeps users safe from web-borne threats and blocks inapproapriate content, allowing businesses to quickly and easily protect employees at headquarters, visitors in remote offices, customers at retail stores, or students on campus. Featuring simple policy-based set-up, businesses can block malicious phishing attempts and botnet sites, enforce safe-search, and ensure a good web experience for users.

•	Cyren Sandboxing – an advanced layer of web and email security that protects an organization against breaches and data loss from today’s sophisticated threats -- even if previously unknown. Zero-day exploits, targeted attacks, and Advanced Persistent Threats are increasingly “sandbox aware,” as hackers use diverse strategies to evade detection by traditional sandboxing appliances. Cyren’s unique cloud sandbox array technology is able to tease out the full behavior of malicious files and embedded URLs targeting users.

To learn more, see a demo, or take a free trial of the Cyren Cloud Security products and platform, visit the Cyren booth at RSA® Conference 2018 (Booth #1121, Moscone South) or go to www.cyren.com/get-started

About Cyber Defense Magazine
Cyber Defense Magazine is the premier source of IT security information. We are managed and published by and for ethical, honest, passionate information security professionals. Our mission is to share cutting-edge knowledge, real-world stories and awards on the best ideas, products and services in the information technology industry. We deliver electronic magazines every month online for free, and limited print editions exclusively for the RSA conferences and our paid subscribers. Learn more at www.cyberdefensemagazine.com.

About Cyren

More than 1.3 billion users around the world rely on Cyren’s 100% cloud internet security solutions to protect them against cyber attacks and data loss every day. Powered by the world’s largest security cloud, Cyren (NASDAQ and TASE: CYRN) delivers fast time to protection from cyber threats with award-winning security as a service for web, email, sandboxing, and DNS for enterprises, and embedded threat intelligence solutions for security vendors and service providers. Customers such as Google, Microsoft and Check Point are just a few of the businesses that depend on Cyren every day to power their security. Learn more at www.cyren.com.

Blog: www.cyren.com/blog
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: www.twitter.com/CyrenInc or twitter.com/cyren_ir

Company Contact:

Mike Myshrall, CFO

Cyren

+1.703.760.3320
mike.myshrall@cyren.com

Media Contact:

Matthew Zintel

Zintel Public Relations

+1.281.444.1590

matthew.zintel@zintelpr.com